UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-69210

QUESTAR GAS COMPANY

(Exact name of registrant as specified in its charter)

333 South State Street

Salt Lake City, Utah 84145-0433

(801) 324-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.20% Notes due 2038

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

EXPLANATORY NOTE: This Amendment No. 1 to Questar Gas Company’s Form 15 filed on January 29, 2019 (the “Original Form 15 Filing”) is being filed to quantify the approximate number of holders of record as of the certification or notice date. The Original Form 15 Filing was authorized pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder, and is not withdrawn.

Approximate number of holders of records as of the certification date:

7.20% Notes due 2038: 20 holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934, Questar Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 20, 2019	By:	/s/ James R. Chapman
James R. Chapman
Executive Vice President, Chief Financial Officer and Treasurer